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WE ARE ALWAYS LOOKING FOR WAYS TO IMPROVE OUR ANNUAL REPORT BASED ON FEEDBACK
FROM OUR READERS. PLEASE TAKE A FEW MINUTES TO GIVE US YOUR COMMENTS.
                                                    Check one for each response:

1. Stantecis Annual Report was easy to read.                       [ ] Agree   [ ] Disagree
2. The Report increased my understanding of Stantec.               [ ] Agree   [ ] Disagree
3. The Report was well designed and laid out.                      [ ] Agree   [ ] Disagree
4. The Report contained the financial information
   I needed to know.                                               [ ] Agree   [ ] Disagree
5. The Report provided the right level of data.                    [ ] Agree   [ ] Disagree
6. I now understand Stantecis performance and growth strategies.   [ ] Agree   [ ] Disagree
7. What I liked about this Annual Report is:_______________________________________________
___________________________________________________________________________________________
8. I think Stantecis Annual Report could be improved by:___________________________________
___________________________________________________________________________________________

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STANTECIS WEBSITE AT WWW.STANTEC.COM).

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                                      2003
                                     Annual
                                     Report
                                    Feedback
                                      Card

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